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                                                                    EXHIBIT 99.1

OzEmail Buys Major Regional ISP Business


Sydney, Australia, April 2, 1998 - OzEmail Limited (Nasdaq: OZEMY), the leading provider of comprehensive Internet services in Australasia, today announced the purchase of the Internet access division of Camtech SA Pty Limited, South Australia's (SA) largest Internet Service Provider.
"Camtech is a strategic asset to us for two reasons: Camtech is dominant in the fast growing education market in South Australia and a leading provider of Internet services in the SA market with more than 5,000 customers," said Chief Executive Officer, Sean Howard. "One of the major features of the Camtech Internet business which attracted us is the exclusive contract for the provision of Internet access to students of Adelaide's three universities servicing over 40,000 staff and students. We see this acquisition as cementing OzEmail's position as a leader in the Australian education market."
The consideration for the purchase of Camtech will be equal to two thirds of Camtech's revenues over the next four quarters. The immediate payment to Camtech is 1,103,240 ordinary shares (or 110,324 American Depositary Shares) which is equal to two-thirds of Camtech's current revenue run rate of $4 million. The balance of the payment will be made following the close of the first quarter of 1999. Secondly, as an incentive to assist in the transition and growing the business, the principals of Camtech will receive a further payment of 5% of revenue over the next two years.
Camtech will use resources from the sale of its Internet access division to expand the growth of its Electronic Commerce and other business activities. Camtech Inte-Pay electronic commerce payment gateway product has an estimated 60% of the Australian market place. "Our alliance with OzEmail provides us with access to Australia's leading Internet infrastructure as well as access to much bigger markets," said Mr Bruce Linn, Camtech's Chief Executive Officer. "We will be pursuing opportunities to work in the growing electronic commerce market with OzEmail."
Camtech SA Pty Ltd is an information technology company with Internet and other IT services for medium to large organisations in Australia and South East Asia. Established in 1983, as a centre of excellence within the University of Adelaide, Camtech has grown to a company of 65 staff and annual revenues of A$13m, a third of which is in the Internet business. The company remains a wholly owned subsidiary of The University of Adelaide.
OzEmail is the leading provider of comprehensive Internet Services in Australasia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise. Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation
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Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statement on Form F-1 dated May 28, 1996, its 1996 Form 10-K dated March 31, 1997, and its Form 10-Qs dated August 13, 1996, November 14, 1996, May 8, 1997, August 13, 1997, and November 14, 1997.